

November 4, 2010

Via U.S. Mail and Fax (604) 685-3764
Mr. Alan D. Campbell
Chief Financial Officer
Amador Gold Corp.
711-675 West Hastings Street
Vancouver, British Columbia, Canada, V6B 1N2

> **Re:** **Amador Gold Corp.**
> **Form 20-F/A for Fiscal Year ended October 31, 2009**
> **Filed September 8, 2010**
> **File No. 000-50422**

Dear Mr. Campbell:

We have reviewed your response letter dated September 16, 2010 as well as your amended filing and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year ended October 31, 2009

General

1.   Please include an explanatory note in the forepart of your amendment briefly explaining the reasons for filing the amendment, identifying the particular sections of the document that have been revised, where further details of the changes may be found. If you have revised the amounts reported in your financial statements we expect that you will need to provide error correction disclosures and obtain and file and updated audit opinion. Please contact us by telephone if you require further clarification or guidance.

<u>Fripp Property, Ontario page 22</u>

<u>Horwood Group, Ontario page 30</u>

2.   We note your response to our previous comment 1. In addition we note several "grab" samples are disclosed in your filing without a disclosed weight. Please advise or revise as requested in the second bullet in prior comment 1.

<u>Keith and Sewell Property, Ontario page 22</u>

<u>Forge Lake and Otter Pond Properties, Ontario page 25</u>

<u>Loveland 2 Property page 27</u>

3.   We note your response to our previous comment 3, yet we are unable to locate the changes made to your disclosure. Please advise or revise.

<u>Loveland 2 Property page 27</u>

4.   We note your response to our previous comment 4, yet we are unable to locate the changes made to your disclosure. Please advise or revise.

<u>Financial Statements</u>

<u>Note 7 – Commitments, page F-31</u>

5.   We understand from your response to prior comment 5 that you no longer intend to conduct the reorganization and spin-off of diamond properties as you had disclosed and see that you removed disclosure of these plans in your amendment. If your plans have changed the proper course would be to augment the original disclosures with the new information rather than remove the disclosure with no explanation. Please disclose the details of your plans as previously requested and the dates those plans were changed or abandoned and the reasons they were not carried out as you originally intended.

<u>Note 12 – Differences between Canadian and United States GAAP, pages F-36 – F-41</u>

<u>a) Mineral property exploration and development, page F-36</u>

6.   We note you added disclosure describing when mineral properties are assessed for impairment under US GAAP, although you have not included the conclusions reached from your impairment testing. Please disclose the results of such testing under both Canadian and U.S. GAAP; also disclose the circumstances under which an impairment assessment is made under Canadian GAAP.

<u>Reconciling Consolidated Statements of Cash Flows, page F-37</u>

7.   We see that you have revised your 2009 investing activity cash flows under Canadian GAAP in response to prior comment 7. However, it now appears that the amount of cash flows shown in your table as 2009 operating activities under Canadian GAAP ($1,287,082) does not agree with the amount shown in your Statements of Cash Flows ($1,208,433) at page F-5. Please resolve this discrepancy.

        You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief